UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
   ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Polymath Labs, Inc.

Legal status of issuer

      Form
      Corporation

      Jurisdiction of Incorporation/Organization
      Delaware

      Date of organization
      June 5, 2014

Physical address of issuer
1412 Broadway, Floor 21, Suite 21A22, New York, NY 10018

Website of issuer
www.ParagonOne.com

Current number of employees
4

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$57,634.33	$317,660.76
Cash & Cash Equivalents	$38,970.50	$294,451.16
Accounts Receivable	$0.00	$1,500.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$513,821.09	$315,741.45
Cost of Goods Sold	$68,318.84	$53,190.68
Taxes Paid	$228.60	$218.71
Net Income	-244,702.76	-$933,279.07



April 27, 2020

FORM C-AR

Polymath Labs, Inc.

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Polymath Labs, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.ParagonOne.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 27, 2020.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company s current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements

by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company s control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company s actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

TABLE OF CONTENTS

SUMMARY 5
   The Business 5
RISK FACTORS 5
   Risks Related to the Company's Business and Industry 6
BUSINESS..15
   Description of the Business..15
   History of the Business 15
   The Company's Products and/or Services..15
   Competition..15
   Supply Chain and Customer Base 16
   Intellectual Property 16
   Governmental/Regulatory Approval and Compliance...16
   Litigation 16
   Other 16
DIRECTORS, OFFICERS AND EMPLOYEES 16
   Directors..16
   Officers..17
   Employees 19
CAPITALIZATION AND OWNERSHIP 19

    Capitalization 19
    Ownership 21
FINANCIAL INFORMATION 22
    Operations 22
    Liquidity and Capital Resources 22
    Capital Expenditures and Other Obligations..22
    Material Changes and Other Information 22
    Trends and Uncertainties...22
    Restrictions on Transfer 22
TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST 23
    Related Person Transactions 23
    Conflicts of Interest...23
OTHER INFORMATION 23
    Bad Actor Disclosure 23
EXHIBITS 27
    EXHIBIT A 28

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Polymath Labs, Inc. (the "Company") is a Delaware Corporation, formed on June 4, 2014. The Company is currently also conducting business under the name of Paragon One.

The Company is located at 1412 Broadway, Floor 21, Suite 21A22, New York, NY 10018.

The Company's website is www.ParagonOne.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

Paragon One runs career education services including career coaching and remote internships. We generate most of our revenue from students and schools with an emerging revenue model with companies.

RISK FACTORS

Risks Related to the Company's Business and Industry

The development and commercialization of our education technology products is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major education, HR, and technology companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We plan to implement new lines of business, such as a B2B software offering, or offer new products and services within existing lines of business.
There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends with universities and university partners or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

In general, demand for our products and services is highly correlated with general economic conditions.
A substantial portion of our revenue is derived from discretionary education spending by individuals and families, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.
Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business

associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our website, or otherwise communicate and interact with us.

We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

We collect and store potentially sensitive data, including intellectual property, our proprietary business information and that of our customers, advisors, and personally identifiable information of our customers and employees, on our networks. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, disrupt our operations and the services we provide to customers and damage our reputation, which could adversely affect our revenues and competitive position.

The Company s success depends on the experience and skills of its executive officers and key employees.

In particular, the Company is dependent on Byron Hsu who is President (June 5, 2015 - Present); Chief Technology Officer (June 5, 2015 - Present) of the Company. The Company has employment agreements with Byron Hsu although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Byron Hsu could harm the Company's business, financial condition, cash flow and results of operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S. We could be subject to various foreign tax laws in the future.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers 'compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment [requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements,] changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.

We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers 'confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared.

Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.

Consumer preferences our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers (such as students, recent graduates, and families), and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, because of our varied and global customer base, we must offer an array of products that satisfy the broad spectrum of consumer preferences. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

Failure to scale our supply of coaches and advisors could adversely impact our results of operations.

Inability to source and recruit coaches and advisors to match with customers could prevent us from servicing customers in a timely fashion and could have an adverse effect on our reputation and business. We also could be adversely affected if consumers in our principal markets lose confidence in the ability of our coaches and advisors to provide quality guidance and coaching.

Changes in government regulation around immigration could adversely impact our business.

The majority of our early customers have been international students from overseas who study in the United States. Regulation related to how these students can study and work in the United States could adversely impact our business. The current presidential administration has proposed possible changes to the visa status of students who wish to obtain Optional Practical Training. An legislation that is passed could impact the number of students who wish to study in the United States and create downward pressure on revenue or require us to find new market segments more quickly.

New technologies may make our products and services obsolete or unneeded.

New and emerging technological advances, such as virtual reality or mobile computing devices that allow consumers to obtain information and view content may adversely impact or eliminate the demand for our products and services. The increasing availability of content on such devices,

the improved video quality of the content on such devices and faster wireless delivery speeds may make individuals less likely to purchase our services. Our success can depend on new product development. The entertainment and communications industry is ever-changing as new technologies are introduced. Advances in technology, such as new video formats, downloading or alternative methods of product delivery and distribution channels, such as the Internet, or certain changes in consumer behavior driven by these or other technologies and methods of delivery, could have a negative effect on our business. These changes could lower cost barriers for our competitors desiring to enter into or expand their presence in, the interactive services business. Increased competition may adversely affect our business and results of operations.

We face risks relating to competition for the leisure time and discretionary spending of audiences, which has intensified in part due to advances in technology and changes in consumer expectations and behavior.

Our business is subject to risks relating to increasing competition for the leisure time and discretionary spending of consumers. We compete with all other sources of entertainment and information delivery. Technological advancements, such as new video formats and Internet streaming and downloading of programming that can be viewed on televisions, computers and mobile devices have increased the number of entertainment and information delivery choices available to consumers and intensified the challenges posed by audience fragmentation. The increasing number of choices available to audiences, including low-cost or free choices, could negatively impact not only consumer demand for our products and services, but also advertisers' willingness to purchase advertising from us. Our failure to effectively anticipate or adapt to new technologies and changes in consumer expectations and behavior could significantly adversely affect our competitive position and its business and results of operations.

Our success depends on consumer acceptance of our content and we may be adversely affected if our content fails to achieve sufficient consumer acceptance or the costs to create or acquire content increase.

We create and acquire media and educational content, the success of which depends substantially on consumer tastes and preferences that change in often unpredictable ways. The success of these businesses depends on our ability to consistently create, acquire, market and distribute educational and other content that meet the changing preferences of the broad domestic and foreign consumer markets. We have invested and will continue to invest, in our content, including in the production of original content, before learning the extent to which it would earn consumer acceptance.

Fluctuations in the mix of customer demand for our various types of solution offerings could impact our financial performance and ability to forecast performance.

Due to fluctuations in customer needs, changes in customer industries, and general economic conditions, customer demand for the range of our offerings varies from time to time and is not predictable. Many of our products demand a high price point which may be out of reach for many consumers. In addition, our gross margins vary by customer and by segment and the mix of services provided to our customers could impact our results of operations as certain of our customers and segments have different gross margin profiles. Generally, the profitability of an account increases over time. As a result, the mix of solutions we provide to our customers varies at any given time, both within a quarter and from quarter-to-quarter. These variations in service mix impact gross margins and the predictability of gross margins for any period. You should not rely on the results of any one quarter as an indication of our future performance.

Our operating results may fluctuate due to factors that are difficult to forecast and not within our control.
Our past operating results may not be accurate indicators of future performance, and you should not rely on such results to predict our future performance. Our operating results have fluctuated significantly in the past, and could fluctuate in the future. Factors that may contribute to fluctuations include:

* changes in aggregate capital spending, cyclicality and other economic conditions, or domestic and international demand in the industries we serve;

* our ability to effectively manage our working capital;

* our ability to satisfy consumer demands in a timely and cost-effective manner;

* pricing and availability of labor and materials;

* our inability to adjust certain fixed costs and expenses for changes in demand;

* shifts in geographic concentration of customers, supplies and labor pools; and

* seasonal fluctuations in demand and our revenue.

If we fail to attract and retain enough sufficiently trained coaches, operations managers, customer service associates and other personnel to support our operations, our business and results of operations will be seriously harmed.
We rely on coaches, operations managers, and customer service associates, and our success depends to a significant extent on our ability to attract, hire, train and retain qualified talent in these roles. A significant increase in the attrition rate among our personnel could decrease our operating efficiency and productivity. Our failure to attract, train and retain coaches, operations managers, and customer service associates with the qualifications necessary to fulfill the needs of our existing and future clients would seriously harm our business and results of operations.

Our future ability to sell our products and services to universities and university partners may depend on the quality of our technical support services, and our failure to offer high-quality technical support services would have a material adverse effect on our sales and results of operations.
Once our products are deployed within our university or channel partners 'operations, end-customers depend on our technical support services to resolve any issues relating to these products. If we do not effectively assist our customers in deploying these products, succeed in helping our customers quickly resolve post-deployment issues, and provide effective ongoing support, our ability to sell additional products and services to existing customers would be adversely affected and our reputation with potential customers could be damaged. As a result, our failure to maintain high-quality support services would have an adverse effect on our business and results of operations.

We may be adversely affected by cyclicality, volatility or an extended downturn in the United States or worldwide economy, or in or related to the industries we serve.
Our revenues are generated primarily from servicing customers seeking to work in fields such as technology, finance, marketing, and consulting. Demand for these professionals tends to be tied to economic and business cycles. Increases in the unemployment rate, specifically in these verticals could cause our revenues to decline. Therefore, our operating results, business and financial condition could be significantly harmed by an extended economic downturn or future downturns, especially in regions or industries where our operations are heavily concentrated. Further, we may face increased pricing pressures during such periods as customers seek to use lower cost or fee services, which may adversely affect our financial condition and results of operations.

We are subject to rapid technological change and dependence on new product development.
The education technology industry is characterized by technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, we must continually improve and enhance its products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Our success will also depend substantially upon our ability to anticipate, and to adapt our products and services to our collaborative partner's preferences. There can be no assurance that technological developments will not render some of our products and services obsolete, or that we will be able to respond with improved or new products, services, and technology that satisfy evolving customers 'expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on our business and results of operations. Also, to the extent one or more of our competitors introduces products and services that better address a customer's needs, our business would be adversely affected.

Failure to obtain new clients (such as students, parents, or universities), or renew client contracts on favorable terms could adversely affect results of operations.
We may face pricing pressure in obtaining and retaining our clients. Our clients may be able to seek price reductions from us when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. They may also reduce services if they decide to move services in-house. On some occasions, this pricing pressure results in lower revenue from a client than we had anticipated based on our previous agreement with that client. This reduction in revenue could result in an adverse effect on our business and results of operations.

Further, failure to renew client contracts on favorable terms could have an adverse effect on our business. Our contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If we are not successful in achieving a high rate of contract renewals on favorable terms, our business and results of operations could be adversely affected.

The Company could be negatively impacted if found to have infringed on intellectual property rights.
Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or

otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.
Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.
To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others 'proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.
Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

Our business could be negatively impacted by cybersecurity threats, attacks, and other disruptions.
Like others in our industry, we may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Paragon One runs career education services including career coaching and remote internships. We generate most of our revenue from students and schools with an emerging revenue model with companies.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
CareerMapper	A series of video coaching sessions with career coaches or industry advisors	College students and recent graduates. Particular target with the international student populations studying at U.S. universities.
Remote Internships	An 8-week remote work training program that allows students to practice skills and earn credentials in different career fields.	Two models: (1) Student/School model (2) B2B company model

We are further developing a more scalable version of Remote Internships that will allow schools to offer group experiences to students and allow companies to offer live projects to students on our platform.

For students: We offer our products through direct-to-consumer channels, such as our website, as well as via education partners that help us market our products to their parent and student customers. For schools and companies: We utilize a B2B and B2U sales model.

Competition

The Company's primary competitors are Parker Dewey, Inside Sherpa, UniCareer, Riipen, Acadium, and Whitehat.

The market for career services is large and includes vendors and technology offerings that focus on very specific solutions (such as fixing a resume or applying to an online job listing) versus taking a customer all the way to a successful job offer. We segment the market into categories such as (1) career services software, (2) mentor marketplaces, (3) connecting with company insiders, (4) career development content for college students and millennials, (5) recruiting platforms for college students, (6) career consulting for international students, (6) technical training bootcamps, and (7) international pathway programs. We are developing a new category called Remote Externships (also called Micro-Internships and Virtual Work Experiences).

Supply Chain and Customer Base

Our main product "supply" comes in the form of recruiting company partners for projects and schools for students.

Our customers include students, schools, and companies.

Intellectual Property

The Company is not dependent on any following intellectual property.

Governmental/Regulatory Approval and Compliance

Our programs rely on continued compliance with the Department of Labor's regulatory guidance surrounding internships and work experiences. Our remote externship programs currently meet all DOL requirements for unpaid internships as they are primarily online course experiences with the students benefiting more than the companies.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 1412 Broadway, Floor 21, Suite 21A22, New York, NY 10018

The Company conducts business in the U.S..

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Matt Wilkerson

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO from inception to present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Overseeing product strategy, management operations, HR, business development, sales, and fundraising

Education

MIT, Bachelor of Science in Computer Science & Engineering MIT, Bachelor of Science in Management Science

Name

Byron Hsu

All positions and offices held with the Company and date such position(s) was held with start and ending dates

President (June 5, 2015 - Present) Chief Technology Officer (June 5, 2015 - Present)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Overseeing Paragon One's product management, software development, data management, and technical operations (June 5, 2015 - Present)

Education

MIT, Master of Engineering in Electrical Engineering & Computer Science MIT, Bachelor of Science in Electrical Engineering & Computer Science MIT, Bachelor of Science in Materials Science

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Matt Wilkerson

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO from inception to present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Overseeing product strategy, management operations, HR, business development, sales, and fundraising

Education

MIT, Bachelor of Science in Computer Science & Engineering MIT, Bachelor of Science in Management Science

Name

Byron Hsu

All positions and offices held with the Company and date such position(s) was held with start and ending dates

President (June 5, 2015 - Present) Chief Technology Officer (June 5, 2015 - Present)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Overseeing Paragon One's product management, software development, data management, and technical operations (June 5, 2015 - Present)

Education

MIT, Master of Engineering in Electrical Engineering & Computer Science MIT, Bachelor of Science in Electrical Engineering & Computer Science MIT, Bachelor of Science in Materials Science

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 4 employees in New York, USA.

The Company has the following employment/labor agreements in place:

Employee	Description	Effective Date
Matthew Wilkerson	Founder SPA	July 17, 2014
Matthew Wilkerson	Technology Assignment Agreement	July 17, 2014
Matthew Wilkerson	Employment Agreement	August 1, 2017
Byron Hsu	Founder SPA	June 5, 2015
Byron Hsu	Technology Assignment Agreement	June 5, 2015
Byron Hsu	Employment Agreement	December 1, 2015

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	9,384,475
Voting Rights	Yes
Anti-Dilution Rights	No

Type of security	2015 Stock Plan Options
Amount outstanding	3,035,553
Voting Rights	No
Anti-Dilution Rights	N/A

Type of security	$8m valuation cap, 20% discount SAFE (Simple Agreement for Future Equity)
Amount outstanding	1,662,737
Voting Rights	No
Anti-Dilution Rights	No

Type of security	$8m valuation cap, 20% discount Crowd SAFE (Simple Agreement for Future Equity)
Amount outstanding	95,212
Voting Rights	No
Anti-Dilution Rights	No

Type of security	$5m valuation cap, 20% discount SAFE (Simple Agreement for Future Equity)
Amount outstanding	955,000
Voting Rights	No
Anti-Dilution Rights	No

Type of security	$10m valuation cap, 20% discount YCVC SAFE (Simple Agreement for Future Equity)
Amount outstanding	100,000
Voting Rights	No
Anti-Dilution Rights	No

Type of security	Unit of Common Stock and Warrant
Amount outstanding	25,000
Voting Rights	No
Anti-Dilution Rights	No

The Company does not have any debt outstanding.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Units of Crowd SAFE (Simple Agreement for Future Equity)	95,212	$95,211.74	General Expenses	June 3, 2018	Regulation CF
SAFE (Simple Agreement for Future Equity)	21	$1,662,737.44	General Expenses	March 22, 2019	Section 4(a)(2)

Ownership

A majority of the company is owned by the co-founders, Matt Wilkerson and Byron Hsu. A minority is owned by employees and outside investors.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Matthew Wilkerson	38.8%
Byron Hsu	38.8%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

The company pivoted in the summer of 2019 from a career coaching platform to our remote externship platform. We earned for $500,000 in revenue in 2019 with approximately 75% coming from the career coaching platform business which has been discontinued. We earned over $50,000 in revenue from our new remote externship business in 2019. We ended 2019 with low liquidity but subsequently raised capital in early 2020.

The Company intends to achieve profitability in the next 12 months by signing up large for-profit and non-profit educational institutions and partners as customers.

Liquidity and Capital Resources

On June 3, 2018, the Company conducted an offering pursuant to Regulation CF and raised $95,211.74.

The Company has the following sources of capital in addition to the proceeds from the Regulation CF Offering: Venture capital funds

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as

defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Matthew Wilkerson

(Signature)

Matthew Wilkerson

(Name)

CEO and Director

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Byron Hsu

(Signature)

Byron Hsu

(Name)

President & CTO

(Title)

4/27/2020

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

I, Matt Wilkerson, being the founder of Polymath Labs, Inc., a Corporation (the "Company"), hereby certify as of this that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2019 and the related statements of income (deficit), stockholder's equity and cash flows for the year ended December 31, 2019, and the related noted to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii) while the Company has not yet filed tax returns for the year ending December 31, 2019, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

/s/Matt Wilkerson

(Signature)

Matt Wilkerson

(Name)

CEO

(Title)

4/27/2020

(Date)

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

Financial Statements

Polymath Labs, Inc.		
Profit and Loss		
January 2018 - December 2019		
	As of Dec. 31	As of Dec. 31
	2019	2018
Net Revenue	$ 513,821.09	$ 315,741.45
Total Cost of Goods Sold	$ 68,318.84	$ 33,109.78
Gross Profit	$ 445,502.25	$ 282,631.67
Expenses		
Wages and Related Payroll Expenses	$ 392,368.06	$ 408,465.35
Facilities	$ 18,543.17	$ 37,763.08
Total General & Administrative	$ 35,406.62	$ 200,270.83
Interest Expense	$ 94.97	
IT Expense	$ 42,376.92	$ 28,697.19
T&E	$ 67,138.92	$ 57,562.60
Professional Fees	$ 74,362.71	$ 300,203.09
Sales & Marketing	$ 60,003.23	$ 179,924.09
Uncategorized Expense	32.64	641.80
Uncategorized Opening Balance Income/Expense	-2,611.85	
Total Expenses	$ 687,715.39	$ 1,213,528.03
Net Operating Income	-$ 242,213.14	-$ 930,896.36
Other Income		
Interest Earned	0.50	
Other Income	974.85	175.10
Tax Refunds & Credits	228.60	
Total Other Income	$ 1,203.95	$ 175.10
Other Expenses		
Depreciation	2,639.97	1,513.20
Taxes	1,053.60	1,044.61
Total Other Expenses	$ 3,693.57	$ 2,557.81
Net Other Income	-$ 2,489.62	-$ 2,382.71
Net Income	-$ 244,702.76	-$ 933,279.07
Friday, Apr 24, 2020 10:28:32 PM GMT-7 - Accrual Basis		

Polymath Labs, Inc.
Statement of Cash Flows
January 2018 - December 2019

	As of Dec. 31	As of Dec. 31	
	2019	2018	
OPERATING ACTIVITIES			
Net Income	-244,702.76	-933,279.07	
Adjustments to reconcile Net Income to Net Cash provided by operations:			
Accounts Receivable	1,500.00	-1,500.00	
Accrued Revenue	-1,191.00		
Prepaid Discounts		-634.35	
Prepaid Expenses	-1,403.20	634.35	
Security Deposits	3,000.00		
Computers & Equipment:Accumulated Depreciation - Computers & Equipment	2,639.97	1,513.20	
Accounts Payable	-66,780.13	44,809.22	
AMEX - 45001	-16,815.74	-7,256.85	
Amex Working Capital Terms	6,781.22		
Disputed Transactions	-974.85		
Payroll Liability	2,964.38	-20,080.14	
SAFE Liabilities		-3,368,582.88	
Unearned Revenue	-44,737.96	-71,002.35	
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-$ 115,017.31	-$ 3,422,099.80	
Net cash provided by operating activities	-$ 359,720.07	-$ 4,355,378.87	
FINANCING ACTIVITIES			
Due to/ Due from China Entity	17,673.91		
Long Term Equity Payable	2,802.50	5,134.25	
Additional Paid-In Capital	639,396.70	166,975.00	
SAFE Convertible Securities	-555,633.70	3,368,582.88	
Net cash provided by financing activities	$ 104,239.41	$ 3,540,692.13	
Net cash increase for period	-$ 255,480.66	-$ 814,686.74	
Friday, Apr 24, 2020 10:45:54 PM GMT-7			

Polymath Labs, Inc.
Balance Sheet
As of December 31, 2019

	As of Dec. 31 2019	As of Dec. 31 2018	
ASSETS			
Current Assets			
Cash and Cash Equivalents	$ 38,970.50	$ 294,451.16	
Total Accounts Receivable	$ 0.00	$ 1,500.00	
Total Other Current Assets	$ 17,804.96	$ 18,210.76	
Total Current Assets	$ 56,775.46	$ 314,161.92	
Fixed Assets			
Computers & Equipment	6,459.93	6,459.93	
Accumulated Depreciation - Computers & Equipment	-5,601.06	-2,961.09	
Total Computers & Equipment	$ 858.87	$ 3,498.84	
Total Fixed Assets	$ 858.87	$ 3,498.84	
TOTAL ASSETS	$ 57,634.33	$ 317,660.76	
LIABILITIES AND EQUITY			
Liabilities			
Current Liabilities			
Total Accounts Payable	$ 0.00	$ 66,780.13	
Total Credit Cards	$ 14,692.88	$ 31,508.62	
Total Other Current Liabilities	$ 9,745.60	$ 45,712.81	
Total Current Liabilities	$ 24,438.48	$ 144,001.56	
Total Long-Term Liabilities	$ 25,610.66	$ 5,134.25	
Total Liabilities	$ 50,049.14	$ 149,135.81	
Equity			
Additional Paid-In Capital	8,325.42	-631,071.28	
Common Stock	1,375.90	1,375.90	
Retained Earnings	-2,570,362.55	-1,637,083.48	
SAFE Convertible Securities	2,812,949.18	3,368,582.88	
Net Income	-244,702.76	-933,279.07	
Total Equity	$ 7,585.19	$ 168,524.95	
TOTAL LIABILITIES AND EQUITY	$ 57,634.33	$ 317,660.76	
Friday, Apr 24, 2020 10:19:52 PM GMT-7 - Accrual Basis			